CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Company (the “Company”).  The MD&A should be read in conjunction with the December 31, 2006 Year End Report and news releases issued by the Company during the period January 1, 2007 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its core TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Company owns patents relating to the technology, methodology and design of its products.  ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  ETG treatments are presently available in a number of countries throughout the world.  The Company has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Further particulars can be viewed on the Company’s website http://www.current-technology.com.  In addition to exploiting its core TrichoGenesis platform technology, the Company is seeking additional opportunities to enhance shareholder value.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

ONGOING INITIATIVES:  UNITED STATES

The Company has granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (“Hair Envy”).  (Hair Envy is owned by Jason Olcese, president of Strategic Laser & MedSpa, LLC, and a financial partner) During Phase One, it is intended a total of 10 CTG units will be delivered to selected opinion leading salons and spas in the corridor between Santa Barbara and San Diego, California.  The first five CTG units have been delivered to a storage facility in Los Angeles, California and are awaiting distribution. Subsequent to crossing the US border, the Food and Drug Administration (“FDA”) placed an administrative hold on the five units. In three similar instances during 2004, the FDA placed an administrative hold on the Company’s CTG units, which were released once the FDA confirmed they were cosmetic units and not medical devices. Relying on these past precedents, the Company believes the units will be released in due course. Revenue for the first five CTG’s will not be recognized until the units have been released by the FDA.   It is anticipated the second five CTG units will be shipped during the third quarter of 2007.

During Phase One the primary objective will be to develop a data base of before and after images that will be used in newly designed marketing materials to support in store promotions and aggressive local and national print, radio and TV media awareness campaigns.  A professional video crew will visit these salons on a regular basis and record the progress and comments of customers.  The video footage will be included in an infomercial and will be available for use by the media.  Once sufficient images of and comments from a broad cross section of men and women of varying ages and ethnicities have been captured, Phase Two will be launched.  Hair Envy has agreed to order 200 CTG units to support the national launch in Phase Two no later than seven months after the fifth Phase One unit has been placed with a customer., at which time a fifty percent deposit will be paid to secure the order.

While Phase Three is not fully developed Hair Envy and the Company expect it to involve the creation of a national franchise system.  The agreement with Hair Envy is structured on a revenue sharing basis.  Going forward, the Company will sell CTG units to Hair Envy at cost and will be paid up to 27% of the projected consumer price, such amounts to vary with volume.

On February 12, 2007, the Company issued warrants to Hair Envy to purchase 2,500,000 common shares, exercisable at US$0.125 per share for 5 years, with the following vesting provisions: 750,000 upon issuance; 750,000 upon payment of the tenth unit; and 1,000,000 upon ordering of 200 units.  The warrants have a cashless exercise provision.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

ONGOING INITIATIVES:  Spy-N-TellTM

On April 26, 2007 the Company announced formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture of the Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

The Joint Venture:  The Company and The Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia, have formed a 50-50 joint venture (the “JV”), SpyTell Security Limited Partnership.  In turn, the JV has obtained the exclusive right to manufacture, market and sell Spy-N-TellTM worldwide.  On behalf of the JV, the Company has placed an order for 5,000 units from the Hong Kong based manufacturer, and will arrange for ongoing inventory financing. Going forward, all Spy-N-TellsTM, from all sources worldwide, including sales forthcoming from pre-JV leads and relationships, will be made by the JV and the JV’s financial results will be reported on Current Technology’s financial statements using proportionate consolidation.

As further consideration for its participation in the JV, the Company has issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share, subject to the following vesting provisions:  500,000 warrants to vest for each 500,000 units sold.  The warrants expire April 30, 2012, have a cashless exercise provision, and can only be exercised when the JV achieves the foregoing sales targets.  Finally, TRSC has agreed, subject to satisfactory due diligence, to contribute to the JV the marketing and sales rights to a device that blocks unwanted telemarketing calls.

The Product:  Spy-N-TellTM is a patented combination of a telephone, a motion sensor and an amplified microphone.  Upon detecting an intruder, Spy-N-TellTM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

The Manufacturer:  Spy-N-TellTM is manufactured by Auraland Electronics Co. Ltd. (“Auraland”).  Headquartered in Hong Kong and with manufacturing facilities in Shenzhen, China, Auraland last year produced over 2.8 million telephone sets, digital cameras and digital voice recorders.  With annual sales of approximately $25 million, Auraland is ISO9001:2000 compliant and certified by a number of international organizations including the British Approvals Board for Telecommunications and WIT Assessment.

The Marketing: The JV has attracted a number of seasoned sales reps to launch Spy-N-TellTM, including Vance Haggarty of Florida who has over 40 years in marketing and long standing

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

relationships with a full range of retailers from Home Shopping Network to Costco and Home Depot, to name just a few.  He works with a network of over 100 sales reps covering the US with over 20 offices.  In addition, on May 15, 2007, the Company announced a marketing agreement with Small Business Members of America, (“SBMA”) an organization formed to provide goods and services to over 25 million small business owners in the United States.  SBMA plans a market launch in June 2007.

NEW INITIATIVES:  OTHER

The Company hopes to announce shortly an affiliation with SBMA for the marketing and sale of a GPS-based asset monitoring and management system which is the subject of ongoing negotiations.

NEW INITIATIVES:  FINANCIAL REQUIREMENTS

These initiatives are very new and full business plans have not been completed.  Additional debt and/or equity financing of an indeterminate amount will be required to fund these additional activities and ongoing corporate activities.

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Thailand Singapore Indonesia Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred.

The Americas

United States:   Please see “Ongoing Initiatives:  United States”.

Asia Pacific

Korea:   The Company in April 2007 shipped an ETG device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study will be conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

Australia:   During the first quarter of 2007, the Company shipped its first TrichoGenesis platform product under the Hair Envy banner to Australia.  Hair Envy’s partner is an Australian group with strong financial resources and a keen understanding of the health and beauty sector.  A second unit was shipped on a trial basis in April 2007 to be used for demonstration purposes at two health and beauty trade shows, the second occurring in June 2007 is the largest such trade show in the Southern Hemisphere.

Europe

Turkey: The Company’s exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has purchased a total of 12 ETGs during his first full year (to March 31, 2007) as distributor.  Sanomed’s principal Mr. Ali Bicken is executing a sound marketing and sales strategy, as evidenced by his highly successful launch.  He plans to participate in a number of trade show and medical meetings during the balance of 2007:  Mezoterapi Kongress – Istanbul; Aegean Dermatology Congress – Girne, Cypress; 11th Congress & Course on Aesthetic Surgery – Istanbul; 7th International Cosmetics Symposium, Istanbul; Prof. Lutfu Tat Dermatology Symposium – Ankara; and Kardiyoloji ve Kardiyovaskuler Cerrahide Yenilikler Kongress – Antalya.  We hope to work closely with Mr. Bicken as he expands his reach into other areas.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

REGULATORY COMPLIANCE

No material change since issuance of December 31, 2006 MD&A.

BOARD OF DIRECTORS

No change since issuance of the December 31, 2006 MD&A.

OPERATIONAL COMMENTARY

No material change since issuance of December 31, 2006 MD&A.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Company and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary has not conducted material operations.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd. and formation subsequent to March 31, 2007 of the 50-50 joint venture with TRSC to exploit Spy-N-TellTM.  Prepared by management, the consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 16 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  On March 31, 2007, there was net positive working capital of $92,830, as compared to a working capital decifiency of $378,123 at December 31, 2006, for a total increase in  working capital of $470,953 as a result of the following:  a $249,193 increase in cash and a $123,763 subscription receivable increase  (primarily the result of private placement financing); a $19,434 increase in inventory ($136,326 on March 31, 2007 vs $116,892 on December 31, 2007); a decrease in accounts payable and accrued liabilities of $100,709 ( from $529,220 on December 31,2006 to $428,511 on March 31, 2007) as private placement proceeds were used in part to pay certain balances; and a reduction in subscription liability of $64,402 (from $96,966 on December 31, 2006 to $32,594 on March 31, 2007) as shares were issued.  These amounts which had a positive effect on working capital were partially offset by a $86,768 decrease in prepaid expenses (from $102,538 on December 31, 2006 to $15,770 on March 31, 2007) as units being manufactured were completed.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

With  respect to the long term portion of the balance sheet,  the convertible promissory note increased by $108,607 as a result of accrued and accretion interest from $832,009 on December 31, 2006 to $940,616 on March 31, 2007.  Shareholders’ Decificiency decreased $362,346 from $1,210,132 on December 31, 2006 to $847,786 on March 31, 2007 primarily as a result of: a $698,533 increased in share capital as shares were issued on the closing of a private placement (see Equity Resources) which was partially offset by the net loss of $344,817.

Consolidated Statement of Loss and Deficit:  Revenue decreased by approximately $38,000 from $146,536 on March 31, 2006 to $108,821 on March 31, 2007.  The reason for the decrease was the inability to book revenue from the five CTGs which were shipped to Hair Envy during the quarter under review, but are the subject of an administrative hold by the FDA.  The sale of these units will not be booked until the hold has been released.

Loss before other items decreased by approximately $21,000 from $293,583 on March 31, 2006 to $272,201 on March 31, 2007 primarily as a result of:  a decrease in financing costs of $11,829; and a decrease in travel and automotive of $25,069.  These decreases were partially offset by an increase in legal, auditing and filing fees of $16,249.  Other items consisting of foreign exchange and accretion interest remained essentially unchanged on a net basis, with an unrealized foreign exchange gain of $17,887 partially offsetting the $23,538 increase in accretion interest.

Consolidated Statement of Cash Flows:  The funding used in operating activities of $373,873 and net financing activities of $623,066 resulting in a net increase in cash of $249,193 is clearly demonstrated in this statement.

Changes in accounting policies:  There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments:  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

Transactions with related parties:

Transactions During the Year -

Salaries and consulting fees accrued or paid

$77,887

Interest paid to director for overdue salary payable

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at March 31, 2007 -

Salaries, consulting fees payable to directors and

companies controlled by directors of the company

$17,608

On January 19, 2007, the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2007 to June 30, 2008.  On January 18, 2007, the Directors extended the term of certain stock options expiring in 2007 by one year.  Included in the change were options to purchase 2.8 million shares held by Directors.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) (a company owned as to 50% each by Anne Kramer and Robert Kramer).  As consideration for transferring all rights, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

EQUITY RESOURCES

Share Capital:  A total of 12,100,000 shares were issued during the first quarter of 2007:

	Number of Shares	Amount
Balance, beginning	80,872,023	$34,924,434
Common Shares Issued -
- For cash	12,100,000	698,533
- For settlement of services provided	-	-
- Exercise of warrants	-	-
- Exercise of options	-	-

Balance, ending	92,972,023	$35,622,967

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

In May 2007 the Company issued warrants to purchase 5 million common shares at US$0.12 per share to April 30, 2012, subject to certain vesting provisions (see Ongoing Initiatives: Spy-N-TellTM.)  Prior to December 31, 2006 the Company also received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on March 31, 2007.

Expiry Date	Number of Shares	Exercise Price

January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 28, 2007	450,000	US	$0.20	[3]
June 30, 2007	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20	[5]
July 15, 2009	200,000	US	$0.20	[5]
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25	[5]
May 31, 2010	1,200,000	US	$0.25	[5]
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25	[5]
September 21, 2010	3,052,000	US	$0.25	[5]
December 30, 2010	600,000	US	$0.25	[5]
March 2, 2011	1,200,000	US	$0.25	[5]
December 31, 2011	4,000,000	US	$0.10	[3,4]
February 12, 2012	2,500,000	US	$0.125	[6]
March 30, 2012	12,100,000	US	$0.10	[5]

1.

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 4) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 4 ) is paid in full.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 4 ) is paid in full.

5.

The Company may accelerate  the expiration date of the warrants if the average closing price equals or exceeds US$0.50 for 20 consecutive days.

6.

750,000 warrants are vested; 750,000 vest on sale of the 10th unit to Hair Envy, LLC; and 1,000,000 vest on the ordering of the 200th unit.

Stock Options: From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, on September 2, 2004 the Company adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Company reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Company filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding March 31, 2007:

Expiry Date

Number of Shares

Option Price

February 7, 2008

3,070,000

US   $0.05

December 20, 2008

200,000

US   $0.05

September 6, 2008

200,000

US   $0.125

October 10, 2008

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

September 30, 2009*

200,000

US   $0.30

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009*

100,000

US   $0.25

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

November 20, 2010

200,000

US   $0.28

December 12, 2010

200,000

US   $0.32

January 2, 2011

240,000

US   $0.31

August 22,2011

1,475,000

US   $0.19

August 22, 2011*

200,000

US   $0.19

*2004 Stock Option and Stock Bonus Plan

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

DEBT INSTRUMENTS

Convertible Promissory Note December 31, 2006:  On January 18, 2007 the Company reached an agreement with the holder of the convertible promissory note (“Note”) to extend maturity date of the Note from January 2, 2007 to January 9, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and interest		$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$ 832,009

After restructuring, the equity component of the note is $236,265.

The Note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

Convertible Promissory Note March 31, 2007:

At March 31, 2007, the total principal and interest restructured amounted to $1,212,125 (US$1,049,822).

The liability portion of this note is calculated as follows:

Principal and interest		$1,212,125
Less: Unamortized accretion from conversion feature	$177,199
Unamortized accretion from fair valuation of warrants	94,310	271,509
Period ended March 31, 2007		$940,616

The equity component is $236,235.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date
2,000,000	January 3, 2005	US $0.25	January 9, 2007*
2,980,000	February 7, 2005	US $0.10	January 9, 2007*
179,167	September 27, 2005	US $0.15	January 9, 2007*
1,600,000	October 11, 2005	US $0.50	January 9, 2007*
3,200,000	January 2, 2010	US $0.25	January 10, 2010**

*  The new expiry date for each set of warrants shall be the late of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

**  The expiry date shall be the later of:

a)

January 2, 2010; and

b)

 The date that is one year and five business days after the date on which the principal and accrued interest owing has been repaid in full.

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in an unrealized foreign exchange gain or recovery during the first quarter of 2007 of $17,887 and in an expense of $7,655 during the same period in 2006.  Historically the Company has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005, $11,654 on December 31, 2006 and $11,546 on March 31, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2005 through March 31, 2007.  This information has been derived from unaudited interim financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2006 consolidated financial statements.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007 (continued)

	2007		2006			2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	108,821	53,869	76,527	104,646	146,536	43,840	147,626	155,102
Operating loss	272,201	222,174	596,044	339,051	293,583	738,498	289,185	372,091
Net loss	344,817	559,178	597,027	370,693	368,203	806,122	261,653	527,247

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Company has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  In 2006, there were no sales to the United States.  Reductions in revenue as a result of the transition to the revenue sharing model are seen commencing in Q4 of 2005.  The Company believes annual revenue may increase significantly as a result of its initiatives in the United States, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue may occur, as they have recently, as a result of the transition to the revenue sharing model.

RISK FACTORS

No material change since issuance of the December 31, 2006 MD&A.

LIQUIDITY AND FUTURE OPERATIONS

The Company incurred a net loss of $344,817 during the Q1 of 2007.  The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $38,343,781 at March 31, 2007.  A convertible promissory note with a balance of $1,212,125 on March 31, 2007 is due January 9, 2008.  Although the note is convertible at US$0.10 per share, the lender who already owns over 16% of the Company may demand payment in cash.  The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  May 29, 2007